UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Praxair Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 14 pages.

The Praxair Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

The Praxair Retirement Savings Plan

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (817) 207 3999

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Praxair Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Praxair Retirement Savings Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 24, 2004

The Praxair Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Assets:		
Investments: (Note 4)		
Participant directed	$ 667,341,302	$ 560,896,652
Non-participant directed	77,184,616	56,885,942
	744,525,918	617,782,594
Loans to participants	23,307,751	23,181,606
Net assets available for benefits	$ 767,833,669	$ 640,964,200

The accompanying notes are an integral part of the financial statements.

The Praxair Retirement Savings Plan
Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions to net assets:		
Contributions:		
Participant	$	28,196,342
Employer		11,456,657
		39,652,999
Investment Income:		
Dividends		19,411,120
Interest		1,152,699
		20,563,819
Net appreciation in fair value of investments (Note 4)		105,621,319
Transfers from other plans, net (Note 8)		2,858,268
Rollovers from other plans (Note 2)		1,752,627
Total additions to net assets		170,449,032
Deductions from net assets		
Benefit payments to participants		43,298,723
Administrative fees		280,840
Total deductions from net assets		43,579,563
Increase in net assets		126,869,469
Net assets available for benefits		
Beginning of year		640,964,200
End of year	$	767,833,669

The accompanying notes are an integral part of the financial statements.

Note 1 - Inception of the Plan

Praxair, Inc. (the "Company") established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed The Praxair Retirement Savings Plan (the "Plan").

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for The Praxair Retirement Savings Plan (the "Administrator"). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee and record keeper of the Plan's assets is Fidelity Management Trust Company.

Eligibility

A regular employee (as defined by the Plan's provisions) of Praxair, Inc. ("Praxair"), including any affiliates that have adopted the provisions of the Plan, is eligible to participate in the Plan if he or she is compensated on a salaried, hourly or commission basis.

Participant and Praxair Contributions

Participant contributions to the Plan are generally made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of base pay. Contributions for weekly and non-exempt salaried employees are calculated based on straight-time earnings for actual hours worked. Nonhighly compensated employees are allowed to contribute up to 40% of their compensation on either a before-tax or after-tax basis (18% prior to February 1, 2002). Highly compensated employees, as defined by the Internal Revenue Code (the "Code"), are allowed to contribute up to 13% of their compensation, of which up to 9% may be before-tax (13% in total and 7 ½% before-tax prior to February 1, 2002). Participants' before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the "IRS"), which amounted to $12,000 in 2003 and $11,000 in 2002. All employees who are eligible to make deferrals under this plan and who have attained age 50 before the close of the Plan year are subject to an annual maximum before-tax contribution limit of $14,000 in 2003, in accordance with the Code.

As part of Praxair's retirement program redesign effective July 1, 2002, the Plan was amended to add a second company match formula ("Account-Based Design"). The Account-Based Design provides for company match contributions equal to 100% of the first 5% of pay contributed by participants. Active participants were given a choice of continuing to participate in the original design of the Plan ("Traditional Design"), or to begin participation in the Account-Based Design. The Account-Based Design applies to those existing participants (as of April 30, 2002) who elected to participate and to all participants hired on or after May 1, 2002.

Praxair's matching contributions are made to participants' accounts, in a combination of 50% Praxair common stock and 50% cash invested according to participant direction. Prior to February 1, 2002 Praxair's matching contributions were made to participants' accounts in the form of Praxair common stock. Effective February 1, 2002, 50% of the existing balances in the Praxair Employer Match Stock Fund and any related earnings were transferred to the Praxair Common Stock Fund. The transferred balances are unrestricted but still subject to the exchange rules of the Praxair, Inc. Common Stock Fund (refer to Investment Programs within Note 2). In addition, the restrictions on the remaining 50% of company matching contributions and related earnings left in the Praxair, Inc. Employer Match Stock Fund were changed to allow earlier diversification by participants subject to a formula based on the age of the participant.

Participants in the Traditional Design (those participants at April 30, 2002 not electing Account-Based Design) receive matching contributions of an amount equal to 70% of the first 2½% of the participant's compensation contributed to the Plan and 40% of the next 5% of the participant's compensation contributed to the Plan.

Praxair makes a non-matching contribution relating specifically to certain employees of the former Treffers Precision, Inc. This contribution is made to those employees who have at least one year of service and are still current employees at year end. The contribution is calculated as 2.5% of base salary. As this contribution is participant directed, it was not included in the above information.

Vesting
Participants are at all times fully vested in their account balances in the Plan. In the event of termination of employment with the Company, Plan participants receive all amounts credited to their accounts.

Investment Options
Plan participants may invest their contributions in any or all of the following funds:

- Fixed Income Funds
  - Fidelity Managed Income Portfolio (MIP) II Class 3 Fund
  - Morgan Stanley Institutional Fund Trust (MSIFT) Core Plus Fixed Income Portfolio
  - GMO Emerging Market Debt Shares Fund Class 3
- Equity Investment Funds
  - Fidelity Equity Income Fund
  - Spartan U.S. Equity Index Fund
  - Fidelity Magellan Fund
  - Morgan Stanley Institutional Fund Trust (MSIFT) U.S. Small Cap Core Portfolio
  - Columbia Acorn Fund Class Z
  - Janus Worldwide Fund
  - Putnam Investor Fund Class A
  - Capital Guardian Non-US Equity Fund
- Praxair, Inc. Common Stock Fund
- Discounted Praxair, Inc. Common Stock Fund (acquired at 90% of market price)
- Balanced Funds
  - Vanguard Life Strategy Fund Income Portfolio

- Vanguard Life Strategy Fund Moderate Growth Portfolio

Participant contributions into the Discounted Praxair, Inc. Common Stock Fund are limited to payroll deductions. Certain other restrictions apply to investments in the Discounted Praxair, Inc. Common Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 stock sales per twelve-month period from the Praxair, Inc. Common Stock Fund and one per twelve-month period from the Discounted Praxair, Inc. Common Stock Fund.

Consistent with prior years, no further contributions are permitted into the Dow Chemical Stock Fund (formerly the UCC Stock Fund). Dividends earned on Dow common stock are invested in the Fidelity MIP II Class 3 Fund.

Dividend Payout on Company Stock Fund
On March 1, 2002, a dividend payout feature was added to the Plan. This provision allows participants to elect to receive any future dividends from the Praxair, Inc. Common Stock Fund, the Discounted Praxair, Inc. Common Stock Fund and the Employer Match Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. At the same time, a portion of the Plan, consisting of the Praxair, Inc. Common Stock Fund, Praxair Employer Match Stock Fund and the Discounted Praxair, Inc. Common Stock Fund, was designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan's provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70½.

Loans
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 8.50% in 2003.

Rollovers
Rollovers represent transfers of account balances of certain participants into the Plan from other qualified Plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit.

Plan Termination
Although it has not expressed any intent to do so, Praxair has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of The Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant accounts are credited with participant contributions, contributions from Praxair and an allocation of Plan earnings, which is based on participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices; loans to participants are carried at face value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 - Investments

The following presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively:

	2003	2002
Fidelity MIP II Class 3 Fund	$231,068,212	$224,936,142
Praxair, Inc. Common Stock Fund	$103,806,905	$ 78,682,356
Praxair Employer Match Stock Fund	$ 77,184,616	$ 56,885,942
Fidelity Magellan Fund	$ 57,010,057	$ 46,509,671
Spartan U.S. Equity Index Fund	$ 45,908,351	$ 32,927,472
Janus Worldwide Fund	$ 42,052,992	$ 37,936,974
MSIFT Core Plus Fixed Income Portfolio	*	$ 33,361,727

* Not applicable

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $105,621,319 as follows:

	Year ended December 31, 2003
Praxair, Inc. Common Stock Fund/Employer Match Stock Fund	$ 43,432,841
Discounted Praxair, Inc. Common Stock Fund	8,671,721
Dow Chemical Stock Fund	7,715,221
Mutual Funds	45,801,536
	$105,621,319

Note 5 – Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31, 2003	December 31, 2002
Net assets:		
Praxair Employer Match Stock Fund	$77,184,616	$56,885,942

	Year ended December 31, 2003
Changes in net assets:	
Contributions	$ 5,717,054
Interest and dividends	901,260
Net appreciation	18,636,749
Benefit payments	(2,431,040)
Administrative fees	(42,922)
Transfers to participant-directed investments*	(2,482,427)
	$20,298,674

* Refer to Participant and Praxair Contributions in Note 2.

Note 6 – Tax Status

The IRS has determined and informed the Company by a letter dated September 25, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's external counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7 – Plan Expenses

Administrative fees are paid by participants in accordance with Plan provisions. Administrative fees are charged to plan participants based upon account balances. Participants are charged an annual rate of 0.05% of their account balance. This is charged to participants on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. A loan application fee of $35 is charged for each new loan.

Note 8 – Transfers of Participants

Effective March 3, 2003, the participant balances from the former Tracer Research 401(k) Profit Sharing Plan were transferred into this Plan through a trust-to-trust transfer. Transferred assets totaled $2,800,089. Tracer Research Corporation was acquired by Praxair, Inc. in October 2002. Employees became eligible to participate in The Praxair Retirement Savings Plan on January 1, 2003.

Effective July 1, 2002, due to the creation of Praxair Healthcare Services, Inc. as a separate subsidiary of Praxair, Inc. with its own savings plan obtained through acquisition, the balances for a number of participants in this Plan were transferred into or from the Praxair Distribution, Inc. 401(k) Retirement Plan as of that date, coincident with the transfer of their employment from Praxair Distribution, Inc. to Praxair, Inc. or from Praxair, Inc. to Praxair Distribution, Inc.

Participant investment balances are reflected by the record keeper, Fidelity, as of the closing date per the financial statements. Participants who transfer companies during the plan year have their respective balances reflected in the company of which they are a part of at year-end.

Note 9 – Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 10 – Subsequent Event

On March 1, 2004, The Praxair Retirement Savings Plan implemented an annual restriction on the number of exchanges into the Janus Worldwide Fund, the Capital Guardian Non-US Equity Fund, and the GMO Emerging Market Debt Share Fund Class 3. There is a limit of six exchanges into each fund per calendar year. No restriction on exchanges out of the funds was made.

The Praxair Retirement Savings Plan
Schedule H, 4i – Schedule of Assets
(Held at End of Fiscal Year)

(a)	(b) Identity of issue, borrower, lessor of similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Fidelity Management Trust Company	Fidelity MIP II CL3 Fund*	**	$ 231,068,212
	Praxair, Inc.	Praxair, Inc. Common Stock Fund*	**	103,806,905
	Praxair, Inc.	Praxair Employer Match Stock Fund*	***	77,184,616
	Fidelity Management Trust Company	Fidelity Magellan Fund*	**	57,010,057
	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	**	45,908,351
	Janus	Janus Worldwide Fund	**	42,052,992
	Fidelity Management Trust Company	Fidelity Equity Income Fund*	**	34,666,151
	Morgan Stanley Investments LP	MSIFT Core Plus Fixed Income Portfolio	**	33,602,778
	Praxair, Inc.	Discounted Praxair, Inc. Common Stock Fund*	**	31,980,356
	Dow Chemical	Dow Chemical Stock Fund	**	26,279,327
	Morgan Stanley Investments LP	MSIFT U.S. Small Cap Core Portfolio	**	23,505,528
	Columbia Management Advisors, Inc.	Columbia Acorn	**	8,824,944
	Putnam Investment Management, Inc	Putnam Investor Fund Class A	**	7,853,629
	Vanguard Marketing Corp.	Vanguard LifeStrategy Fund Moderate Growth Port	**	7,473,271
	Vanguard Marketing Corp.	Vanguard LifeStrategy Fund Income Portfolio	**	6,416,531
	Grantham, Mayo, Van Otterloo & Co	GMO Emerging Cty Debt	**	5,101,335
	Capital Guardian Trust Company	Cap Guard Non-US Equity	**	1,427,062
	Fidelity Management Trust Company	Fidelity Cash Reserve Fund*	**	343,140
	Fidelity Management Trust Company	Fidelity Retirement Money Market*	**	20,733
	Participant Loans	3.00% to 8.50%*	**	23,307,751
		Total assets held for investment purposes		$ 767,833,669

* Related party
** Not applicable
*** Cost information is not available from Trustee

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Praxair Retirement Savings Plan

Date: June 24, 2004

By: ____________________
Patrick M. Clark
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33801) of Praxair, Inc. of our report dated June 24, 2004 relating to the financial statements of the Praxair Distribution, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Stamford, CT
June 24, 2004